SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Welcomes Competition Commission's DECISION TO break-up THE BAA MONOPOLY
Renews call for harry bush to resign OR BE SACKED

Ryanair, Britain's largest airline, today (19
th
 Mar 09) welcomed the Competition Commission's final report which recommends the break-up of the BAA Monopoly's control over London's three main airports.  This groundbreaking report will result in Heathrow, Gatwick and Stansted finally being freed to compete against each other to provide low cost better services at lower prices for airport users and consumers.

The Competition Commission's report confirms that the
BAA

Airport
 Monopoly has been bad for competition and bad for consumers and highlights the abject failure of the CAA to properly or effectively regulate the BAA monopoly.

Ryanair believes that regulator Harry Bush's position is now untenable and he should resign or be sacked.

Ryanair's Director of Legal & Regulatory Affairs, Jim Callaghan, said:

"Ryanair welcomes the Competition Commission's final report and fully endorses its findings including its justified criticism of the CAA regulatory regime which has repeatedly failed passengers and airlines for so many years.   The BAA Monopoly has long ignored the needs of its airline users and the travelling public and provided inefficient, gold plated and overly expensive facilities, encouraged by an ineffectual and incompetent regulator, the CAA.

"Monopolies don't work.  The BAA monopoly has done enormous damage to competition and the travelling public and Ryanair welcomes the CC's recommendation to break-up the
BAA

Airport
 Monopoly. Competition in the airline industry has delivered huge benefits for consumers and this will now be replicated at the three main
London
 airports.  Ryanair looks forward to working with the new owner of Stansted and we call on the Competition Commission to ensure the early sale of both Gatwick and
Stansted

Airports
.

"
We once again call on failed regulator Harry Bush to resign as the CC report once again highlights his abject failure to effectively regulate the out of control and abusive BAA Monopoly.  Regulatory failure such as his warrants and deserves the sack as his regulatory incompetence has led to higher costs and abject services for the travelling public, which has directly led to the collapse of passenger numbers at the
BAA airports over the past year
"
.

Ends.

                               Thursday, 19
th
 March, 2009

For further information:

Stephen McNamara- Ryanair

    Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1271

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 March 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director